Exhibit 99.10

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 096 470 692,50 €

542 051 180 R.C.S. Nanterre

total.com

Total successfully places $1.2 billion “synthetic” bond financing

Paris, November 25, 2015 – Total has successfully placed a new debt financing of $1.2 billion through a structure combining the issue of cash-settled convertible bonds with the purchase of cash-settled call options to hedge Total’s exposure to the exercise of the conversion rights under the bonds. The “synthetic” bond financing resulting from these two products has no dilution impact on the equity.

The transaction enables Total to access a new investor base and to benefit from improved financing terms compared to a senior bond issuance.

The bonds will mature on December 2, 2022, be issued at par, will bear a coupon of 0.50% and have a conversion price including a premium of 20% above the reference share price. This reference share price will be determined as the arithmetic average of Total’s daily volume weighted average share price on the Euronext Paris converted in dollars over a period of ten consecutive trading days on the Euronext Paris, commencing on November 26, 2015.

Total intends to use the net proceeds of the transaction of the bonds for general corporate purposes.

The book-runners will enter into transactions to hedge their respective positions under the call options, including transactions to be conducted during the period when the reference share price will be determined.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only and may not be reproduced, retransmitted, forwarded or otherwise distributed to any other person. This press release does not constitute or form part of, any offer or solicitation to purchase or subscribe for, or to sell securities, or any offer to provide financial services. The Bonds referred to herein are not to be offered to the public in any jurisdiction. This press release and any other document relating to the Bonds may only be published outside of France in conformity with applicable local laws and regulations, and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law.

The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.